December 22, 2008

Via Facsimile

Ms. Chambre Malone

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 7010

Washington, D.C. 20549

Re:	ADA-ES, Inc.
Registration Statement on Form S-3
Filed on September 19, 2008 and as Amended on December 22, 2008
File No. 333-153596

Dear Ms. Malone:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, ADA-ES, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement be accelerated so that it shall become effective as of Wednesday, December 24, 2008, or as soon thereafter as possible.

By making this request for acceleration of the effective date of the registration statement, the Registrant acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ADA-ES from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	ADA-ES may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, ADA-ES acknowledges that it is aware of its obligations under the Act.

Yours very truly,

/s/ Mark H. McKinnies
Mark H. McKinnies
Senior Vice President and Chief Financial Officer